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                             September 16, 2023

       Christopher Chapman, Jr.
       Chief Executive Officer
       Telomir Pharmaceuticals, Inc.
       900 West Platt Street, Suite 200
       Tampa, FL 33606

                                                        Re: Telomir
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
14, 2023
                                                            CIK No. 0001971532

       Dear Christopher Chapman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise your prospectus summary to explain briefly at first use each of the following scientific terms:
                                                            Iron chelators,
                                                            Rapamycin,
                                                            Ames test
                                                            Metalloproteinases
(MMP) inhibitor, and
                                                            Eurofins BioMap
studies and Eurofins invitro studies.
 Christopher Chapman, Jr.
FirstName LastNameChristopher   Chapman, Jr.
Telomir Pharmaceuticals, Inc.
Comapany 16,
September  NameTelomir
              2023       Pharmaceuticals, Inc.
September
Page 2    16, 2023 Page 2
FirstName LastName
Hemochromatosis, page 1

2.       We note your reference on page 2 regarding a    sizeable patient
population." With
         reference to your 150,000 patient estimate (2018-2022) on page 54, please revise the
         Summary to quantify the size of the patient population.
3. We note your disclosure on page 2 that in preclinical stage testing, TELOMIR-1 is
            shown    to have    better    metal complexing than Doxycycline, an
FDA-approved
         metalloproteinases (MMP) inhibitor. Please balance this statement with the disclosure on page 14 that your conclusions based on your pre-clinical data may prove inaccurate, and is not indicative of future results.
Intellectual Property, page 3

4. We note your disclosure identifying your founder, Jonnie R. Williams, Sr. as the inventor of TELOMIR-1. Please revise to discuss Mr. Williams scientific training and, as applicable, his background in developing novel small molecules. Disclose when he first commenced working on TELOMIR-1.
5. Please revise here and elsewhere in the prospectus, where appropriate, to explain what a provisional patent application is and how it differs from a nonprovisional patent application. Revise your risk factor disclosure to explain the risks associated with not having patent coverage for the work you are conducting.
6. We note your reference to MIRALOGX filing two provisional patent applications. We also note your disclosure on page 30 that MIRALOGX holds the patent rights to
         TELOMIR-1, which are currently comprised of a pending U.S. provisional patent application. Please clarify whether there are one or two provisional patent applications.
7. Discuss the current plans, if applicable, for filing nonprovisional patent applications relating to the TELOMIR-1 technology. Discuss the timing and indicate whether funding is needed to prepare the applications. Absent a filed nonprovisional patent application, revise to remove the disclosure highlighting patent protection extending through
         September 2053.
8. Revise the Summary to explain the invention(s) addressed in the two provisional patent applications as well as the filing and expirations dates for these applications. Also revise the Business section to provide additional material information concerning the provisional patent applications, including the application numbers.
Summary Risk Factors, page 4

9. With reference to your disclosure on page 11, please expand the disclosure in the seventh bullet point on page 4 to highlight that Dr. Christopher Chapman, who serves as your
         Chief Executive Officer, Chief Medical Officer and Chairman, and Erez Aminov, who is
         your President, are both expected to work on a part-time and as-needed basis.
 Christopher Chapman, Jr.
FirstName LastNameChristopher   Chapman, Jr.
Telomir Pharmaceuticals, Inc.
Comapany 16,
September  NameTelomir
              2023       Pharmaceuticals, Inc.
September
Page 3    16, 2023 Page 3
FirstName LastName
Implications of Being an Emerging Growth Company, page 6

10. Your disclosure on page 6 indicates that you intend to avail yourselves of the extended transition period for complying with new or revised accounting standards. The cover page indicates the opposite. Please revise to address this apparent inconsistency.
Risk Factors, page 10

11. Please add risk factor disclosure concerning related-party arrangements and conflicts of interest with MIRALOGX and Jonnie. R. Williams, Sr.. Also, tell us whether any other officers, directors or principal shareholders are affiliated with MIRALOGX.
12. Please disclose any risks or potential risks of conflict of interest, if material, resulting from the relationship between you and MIRA Pharmaceuticals. In this regard, we note your senior management and certain members of your Board of Directors are also officers and directors at MIRA Pharmaceuticals.
Overview, page 46

13. Your disclosure here and in the Summary section indicate that you have completed several pre-clinical proof-of-concept studies that were designed to demonstrate that TELOMIR-1 is not mutagenic and has good biological and metal binding capabilities. Please revise the
         Business section to describe each such study and explain how each study supports your
         claims concerning TELOMIR-1   s potential. Discuss whether each study
was powered for
         statistical significance. In terms of studies, we note that you do not appear to discuss or present date from the Ames test or the multiple Eurofins BioMap studies that you reference on pages 2 and 46.
14. Explain why you conducted one or more studies comparing TELOMIR-1 to Doxycycline, and present the data in support of the claims on page 2 and 46 concerning the comparison results.
15. Explain, if true, why you conducted a side-by-side comparison of TELOMIR-1 and rapamycin. Discuss whether rapamycin is approved to treat hemochromatosis or side effects associated with post-chemotherapy recovery in cancer patients. Business
Post-Chemotherapy Recovery, page 47

16. With respect to footnote 1, the URL appears to be inactive. Please revise or remove the
         URL.
Mechanism of Action of TELOMIR-1, page 48

17. The disclosure in the first sentence references multiple preclinical studies; however, it appears that you only provide a brief discussion of one such study. Please revise to discuss each of these referenced studies with sufficient detail to explain the basis for your
 Christopher Chapman, Jr.
Telomir Pharmaceuticals, Inc.
September 16, 2023
Page 4
         belief.
18. Revise this section and the Summary, where applicable, to clearly indicate whether you or a third party conducted the preclinical trial depicted and described on pages 48-49. For instance, we note that the disclosure at the top of page 49 appears to indicate that a third-
         party conducted this study of TELOMIR-1 back in 2004 or earlier. Explain why
         TELOMIR-1 is compared to Diethylenetriamine (Dien).
19. Please revise to clarify what each graphic depicts. Also explain how the test was conducted and whether it involved serum testing.
Efficacy of TELOMIR-1 in reducing ferritin in aged mice, page 49

20.      Discuss your relationship, if any, with Evotec.
Ongoing Pre-Clinical Proof-of Concept Studies, page 49

21. Please revise to discuss in greater detail each of the eight on-going studies. Indicate when each one commenced and the expected timeframe for the testing. Completed Pre-Clinical Toxicology Studies, page 51

22. Please clarify, if true, that the "Human" and "human liver" in the "Species" column are in reference to in vitro studies.
Potential Market in Post-Chemotherapy, page 55

23.      We note your reference that the FDA    will    determine TELOMIR-1 can
be given as a
         standalone compound or in conjunction with existing therapies to accelerate recovery from chemotherapy. Please remove any statements regarding conclusions about FDA determinations.
Intellectual Property, page 57

24. Please expand your disclosure to ensure that you are disclosing all material terms of the
       MIRALOGX Licensing Agreement, including the following:
           quantification of all up-front or execution payments paid to date; FirstName
           LastNameChristopher
           aggregate amounts paidChapman,     Jr. the agreement; and
                                    to date under
Comapany   NameTelomir
           aggregate       Pharmaceuticals,
                     amounts                Inc.
                              of all potential development, regulatory and
commercial
           milestone
September 16,        payments.
               2023 Page 4
FirstName LastName
 Christopher Chapman, Jr.
FirstName LastNameChristopher   Chapman, Jr.
Telomir Pharmaceuticals, Inc.
Comapany 16,
September  NameTelomir
              2023       Pharmaceuticals, Inc.
September
Page 5    16, 2023 Page 5
FirstName LastName
Certain Relationships..., page 76

25. We note your disclosure on page F-9 indicating that on April 1, 2023 you entered into an
         Agreement For Shared Lease Costs with MIRALOGX, LLC, and that you have agreed to make monthly contributions or payments in accordance with "the monthly use of shared aircraft toward rent payments." Please tell us the purpose of the agreement and indicate whether a related party owns the jet. Disclose the monthly contributions or payments made to date under the agreement. Also file this cost sharing agreement as well as the lease agreement as exhibits pursuant to Regulation S-K, Item
601(b)(10).
Principal Shareholders, page 77

26. We note your disclosure on page 43 indicating that Bay Shore Trust is a trust established by your founder, Jonnie R. Williams, Sr. Accordingly, please tell us whether Mr.
         Williams has voting and/or dispositive control over the 15,622,500 shares owned by Bay
         Shore Trust.
Report of Independent Registered Public Accounting Firm, page F-2

27. We note that your audit report does not fully conform to the format required by AS 3101.
         For example, we note that in the third paragraph your auditors' report references that it is required to be independent with respect to the company in accordance with the relevant ethical requirements relating to [your] audit. However, this language does not comply
         with AS 3101. We also note the auditors    report indicates their
audits were conducted in
         accordance with the    auditing standards    of the PCAOB rather than
the    standards    of the
         PCAOB. Please obtain an audit report that fully complies with AS 3101. General

28. At first use, please define abbreviations throughout your draft registration statement. For
         example only, we note that "CMC    on page 37 and    qPCR    on page
50, which do not
         appear to be defined.
29. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
30.      Please revise the Resale Prospectus Coverpage to indicate whether the selling
         stockholders are prohibited from selling their shares prior to the
closing of the company   s
         initial public offering.
 Christopher Chapman, Jr.
FirstName LastNameChristopher   Chapman, Jr.
Telomir Pharmaceuticals, Inc.
Comapany 16,
September  NameTelomir
              2023       Pharmaceuticals, Inc.
September
Page 6    16, 2023 Page 6
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:      Curt Creely